Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 90-A-I dated July 7, 2009	Term Sheet to Product Supplement No. 90-A-I Registration Statement No. 333-155535 Dated July 8, 2009; Rule 433

Structured Investments	$ Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return due July 26, 2010

General

  The notes are designed for investors who seek unleveraged exposure to the JPMorgan Commodity Investable Global Asset Rotator Excess Return as described below. Investors should be willing to forgo interest payments and, if the Ending Underlying Value declines or does not appreciate from the Initial Underlying Value by more than 0.80%*, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 26, 2010†.
  Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
  The notes are expected to price on or about July 8††, 2009 and are expected to settle on or about July 23, 2009.

Key Terms

Underlying:	JPMorgan Commodity Investable Global Asset Rotator Excess Return (the “Commodity-IGAR” or the “Underlying”).
Payment at Maturity:	Payment at maturity will reflect the performance of the Underlying minus the Deduction Amount. Your payment at maturity per $1,000 principal amount note will be calculated as follows:
$1,000 × (1 + Underlying Return) – Deduction Amount

In no event, however, will the payment at maturity be less than $0.

You may lose some or all of your investment at maturity if the Ending Underlying Value declines from the Initial Underlying Value, or does not appreciate from the Initial Underlying Value by at least 0.80%*.

Deduction Amount:	Not more than $8.00* for each $1,000 principal amount note. * The actual Deduction Amount will be set on the pricing date and will not be greater than $8.00 for each $1,000 principal amount note.
Underlying Return:	Ending Underlying Value – Initial Underlying Value Initial Underlying Value
Initial Underlying Value:

The Underlying closing value on July 16, 2009, subject to postponement in the same manner as the Observation Date†. The Initial Underlying Value is not the Underlying closing value on the pricing date and will not be determined until after the pricing date.

Ending Underlying Value:	The Underlying closing value on the Observation Date.
Observation Date:	July 16, 2010†
Maturity Date:	July 26, 2010†
CUSIP:	48123L3V4
†

Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 90-A-I or early acceleration in the event of a hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 90-A-I and in “Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes” in this term sheet.

††	The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Selected Purchase Considerations — Capital Gains Tax Treatment.”

Investing in the Return Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 90-A-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 90-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. This commission will include the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. In no event will that commission, which will include structuring and development fees, exceed $22.50 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-35 of the accompanying product supplement no. 90-A-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

July 8, 2009

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, the more detailed information contained in product supplement no. 90-A-I dated July 7, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 90-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 90-A-I dated July 7, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002778/e35904_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Payment at Maturity on the Notes Assuming a Range of Performance for the Commodity-IGAR?

The following table illustrates the hypothetical payments at maturity for each $1,000 principal amount note. The hypothetical payments at maturity set forth below assume an Initial Underlying Value of 110 and a Deduction Amount of $8.00 for each $1,000 principal amount note. The hypothetical payments at maturity set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Value	Underlying Return	$1,000 x (1 + Underlying Return)		Deduction Amount		Payment at Maturity

198.000	80.00%	$1,800.00	–	$8.00	=	$1,792.00
187.000	70.00%	$1,700.00	–	$8.00	=	$1,692.00
176.000	60.00%	$1,600.00	–	$8.00	=	$1,592.00
165.000	50.00%	$1,500.00	–	$8.00	=	$1,492.00
154.000	40.00%	$1,400.00	–	$8.00	=	$1,392.00
143.000	30.00%	$1,300.00	–	$8.00	=	$1,292.00
132.000	20.00%	$1,200.00	–	$8.00	=	$1,192.00
121.000	10.00%	$1,100.00	–	$8.00	=	$1,092.00
115.500	5.00%	$1,050.00	–	$8.00	=	$1,042.00
110.880	0.80%	$1,008.00	–	$8.00	=	$1,000.00
110.275	0.25%	$1,002.50	–	$8.00	=	$994.50
110.000	0.00%	$1,000.00	–	$8.00	=	$992.00
99.000	-10.00%	$900.00	–	$8.00	=	$892.00
88.000	-20.00%	$800.00	–	$8.00	=	$792.00
77.000	-30.00%	$700.00	–	$8.00	=	$692.00
66.000	-40.00%	$600.00	–	$8.00	=	$592.00
55.000	-50.00%	$500.00	–	$8.00	=	$492.00
44.000	-60.00%	$400.00	–	$8.00	=	$392.00
33.000	-70.00%	$300.00	–	$8.00	=	$292.00
22.000	-80.00%	$200.00	–	$8.00	=	$192.00
11.000	-90.00%	$100.00	–	$8.00	=	$92.00
0.000	-100.00%	$0.00	–	$8.00	=	$0.00†††

†††The payment at maturity will not be less than $0.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page are calculated.

Example 1: The Ending Underlying Value increases from the Initial Underlying Value of 110 to an Ending Underlying Value of 115.50. Because the Ending Underlying Value of 115.50 is greater than the Initial Underlying Value of 110, the investor receives a payment at maturity of $1,042.00 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + 5%) – $8.00 = $1,042.00

Example 2: The Ending Underlying Value increases from the Initial Underlying Value of 110 to an Ending Underlying Value of 110.275. Even though the Ending Underlying Value of 110.275 is greater than the Initial Underlying Value of 110, because the Underlying Return is less than 0.80%, the investor receives a payment at maturity of $994.50 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 +0.25%) – $8.00 = $994.50

Example 3: The Ending Underlying Value decreases from the Initial Underlying Value of 110 to an Ending Underlying Value of 88. Because the Ending Underlying Value of 88 is less than the Initial Underlying Value of 110, the investor receives a payment at maturity of $792.00 per $1,000 principal amount note, calculated as follows:

$1,000 × (1 + -20%) – $8.00 = $792.00

Example 4: The Ending Underlying Value decreases from the Initial Underlying Value of 110 to an Ending Underlying Value of 0. Because the Ending Underlying Value of 0 is less than the Initial Underlying Value of 110, and because the payment at maturity per $1,000 principal amount note may not be less than $0, the investor receives a payment at maturity of $0 per $1,000 principal amount note.

JPMorgan Commodity Investable Global Asset Rotator Excess Return

The JPMorgan Commodity Investable Global Asset Rotator Excess Return (the “Commodity-IGAR” or the “Underlying”).

The Commodity-IGAR was developed and is maintained by J.P. Morgan Securities Ltd. to implement a momentum-based algorithmic strategy for commodity allocations. The Commodity-IGAR references the value of a synthetic portfolio selected from a limited universe of commodity sub-indices, each of which is a component of the S&P GSCI™ Index (“S&P GSCI™”) and is intended to serve as a benchmark value for a particular commodity.

Historical performance data for each sub-index is run through the Commodity-IGAR algorithms on a monthly basis. The algorithms test each sub-index’s performance and consistency. The performance test filters out sub-indices that have not demonstrated one-year appreciation, and the consistency test filters out sub-indices that have not demonstrated consistent positive monthly performance over a one-year period, attributing greater weight to more recent monthly periods.

Up to twelve sub-indices that pass both tests are selected for inclusion in the synthetic portfolio until the next monthly rebalancing. The selected sub-indices are each weighted one-twelfth. If more than twelve sub-indices pass both tests, the twelve best-performing sub-indices are included in the synthetic portfolio. If fewer than twelve sub-indices meet the selection criteria, the balance of the synthetic portfolio is deemed uninvested. The synthetic portfolio for July 2009 contains only one constituent (the S&P GSCI™ Sugar Index — Excess Return), and therefore eleven-twelfths of the synthetic portfolio is currently deemed uninvested. The value of the Commodity-IGAR is the value of the synthetic portfolio, less a deemed calculation agency fee deducted daily at an annual rate of 0.96%.

The value of the Commodity-IGAR is published each trading day under the Bloomberg ticker symbol “CMDTYER”.

Selected Purchase Considerations

  INVESTMENT EXPOSURE TO THE COMMODITY-IGAR — The notes provide unleveraged exposure to the Commodity-IGAR minus a Deduction Amount of up to $8.00* per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  * The actual Deduction Amount will be set on the pricing date and will not be greater than $8.00 for each $1,000 principal amount note.
  RETURN LINKED TO DYNAMIC BASKET OF SUB-INDICES REPRESENTING SUB-ASSET CLASSES OF THE GLOBAL COMMODITY MARKET — The return on the notes is linked to the performance of the JPMorgan Commodity Investable Global Asset Rotator Excess Return. The Commodity-IGAR references the value of a synthetic portfolio drawn from the constituent sub-indices of the S&P GSCI™ using an investment strategy that is generally known as momentum investing. The rebalancing method therefore seeks to capitalize on positive trends in the U.S. dollar level of the constituents on the assumption that if certain constituents performed well in the past, they will continue to perform well in the future. See “The JPMorgan Commodity Investable Global Asset Rotator Excess Return” in the accompanying product supplement no. 90-A-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 90-A-I. The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Davis Polk & Wardwell LLP, that it is reasonable to treat your notes as “open transactions” for U.S. federal income tax purposes. The opinion will be subject to the limitations described in the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 90-A-I and will be based on certain factual representations to be received from us on or prior to the pricing date. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss, if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return	TS-2

  adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the S&P GSCI™ constituent sub-indices, in any of the commodities whose futures contracts determine the levels of the S&P GSCI™ constituent sub-indices or the constituent sub-indices of the Commodity-IGAR, or in any contracts relating to such commodities for which there is an active secondary market. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 90-A-I dated July 7, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Underlying, and will depend on whether, and the extent to which, the Underlying Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Underlying Value, as compared to the Initial Underlying Value. In addition, you may lose some of your investment at maturity even if the Ending Underlying Value has increased as compared to the Initial Underlying Value as described in the next risk consideration.
  THE DEDUCTION AMOUNT WILL REDUCE YOUR FINAL PAYMENT — The notes are subject to a Deduction Amount of up to $8.00* per $1,000 principal amount note, which will be subtracted from your payment at maturity. Because the Deduction Amount will reduce your payment at maturity, assuming the Deduction Amount is $8.00* per $1,000 principal amount note, even if the Underlying has appreciated, you will lose up to $8.00* per $1,000 principal amount note if the Ending Underlying Value is greater than the Initial Underlying Value by less than 0.80%*.
  *   The actual Deduction Amount will be set on the pricing date and will not be greater than $8.00 for each $1,000 principal amount note.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  THE INITIAL UNDERLYING VALUE WILL BE DETERMINED AFTER THE PRICING DATE OF THE NOTES — The Initial Underlying Value will be determined based on the closing value of the Underlying on July 16, 2009, subject to postponement, which will occur following the pricing date of the notes. As a result, the Initial Underlying Value will not be determined, and you will therefore not know the Initial Underlying Value, until after the pricing date. Any increase in the Underlying closing value on July 16, 2009, subject to postponement, relative to the Underlying closing values on or before the pricing date will establish a higher level that the Underlying must achieve for you to obtain a positive return on your investment or avoid a loss of principal at maturity.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  INVESTMENTS RELATED TO THE VALUE OF COMMODITIES TEND TO BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS — The market values of commodities tend to be highly volatile. Commodity market values are not related to the value of a future income or earnings stream, as tends to be the case with fixed-income and equity investments, but are subject to variables of specific application to commodities markets. These variables include changes in supply and demand relationships, governmental programs and policies, national and international monetary, trade, political and economic events, changes in interest and exchange rates, speculation and trading activities in commodities and related contracts, weather, and agricultural, trade, fiscal and exchange control policies. These factors may have a larger impact on commodity prices and commodity-linked instruments

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return	TS-3

  than on traditional fixed-income and equity securities. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. These and other factors may affect the levels of the sub-indices included from time to time in the Commodity-IGAR, and thus the value of your notes, in unpredictable or unanticipated ways. The Commodity-IGAR provides one avenue for exposure to commodities. The high volatility and cyclical nature of commodity markets may render these investments inappropriate as the focus of an investment portfolio. However, commodities investments may fluctuate independently of stock and bond investments, rendering moderate exposure a method of obtaining overall portfolio diversification.
  COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES — The commodity futures contracts that underlie the constituents of the Commodity-IGAR are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Commodity-IGAR. The Commodity Futures Trading Commission has recently announced that it is considering imposing position limits on certain commodities (such as energy commodities) and the manner in which current exemptions for bona fide hedging transactions or positions are implemented in order to protect against excessive speculation. Such restrictions may result in the COMIGAR Calculation Agent exercising its discretionary right under the Rules governing the Commodity-IGAR to exclude or substitute constituents of the Commodity-IGAR, which may, in turn, have a negative effect on the level of the Commodity-IGAR and your payment at maturity. Please see “The JPMorgan Core Commodity Investable Global Asset Rotator Excess Return — Extraordinary Events Affecting Commodity-IGAR and Constituent Sub-Indices” in the accompanying product supplement no. 90-A-I for more information. In addition, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event” in the accompanying product supplement no. 90-A-I for more information.
  OWNING THE NOTES INVOLVES THE RISKS ASSOCIATED WITH THE COMMODITY-IGAR’S MOMENTUM INVESTMENT STRATEGY — The Commodity-IGAR employs a mathematical model intended to implement what is generally known as a momentum investment strategy, which seeks to capitalize on consistent positive market price trends based on the supposition that consistent positive market price trends may continue. This strategy is different from a strategy that seeks long-term exposure to a portfolio consisting of constant components. The Commodity-IGAR strategy may fail to realize gains that could occur as a result of holding a commodity that has experienced price declines, but after which experiences a sudden price spike. Further, the rules of the Commodity-IGAR limit exposure to rapidly appreciating sub-indices. This is because the Commodity-IGAR rebalances its exposure to sub-indices each month so that the exposure to any one sub-index does not exceed one-twelfth of the total synthetic portfolio as of the time of a monthly rebalancing. By contrast, a synthetic portfolio that does not rebalance monthly in this manner could see greater compounded gains over time through exposure to a consistently and rapidly appreciating sub-index.
  THE COMMODITY-IGAR SYNTHETIC PORTFOLIO MAY HOLD FEW OR NO SUB-INDICES AND WILL NOT REPLICATE THE COMPONENTS OR WEIGHTINGS OF THE S&P GSCI™ COMMODITY INDEX — Because the rules of the Commodity-IGAR limit the synthetic portfolio to holding only constituent sub-indices that have shown consistent positive price appreciation, the synthetic portfolio may experience periods where it holds few or no constituent sub-indices, and therefore is unlikely during such periods to achieve returns that exceed the returns realized by other investment strategies or be able to capture gains from other appreciating assets in the market that are not included in the universe of constituent sub-indices. For example, the synthetic portfolio for July 2009 holds only one constituent sub-index and therefore eleven-twelfths of the current Commodity-IGAR synthetic portfolio is deemed uninvested. By contrast, the S&P GSCI™ seeks to allocate weights based on the relative importance of component commodities within the overall economy. As a result, the Commodity-IGAR will not track an econometric-weighted commodity portfolio or assume constant exposure to commodity positions.
  OWNING THE NOTES IS NOT THE SAME AS OWNING THE CONSTITUENT SUB-INDICES OR COMMODITIES CONTRACTS — The return on your notes will not reflect the return you would realize if you actually held commodity contracts replicating the constituent sub-indices of the Commodity-IGAR. The Commodity-IGAR synthetic portfolio is a hypothetical construct that does not hold any underlying assets of any kind. As a result, a holder of the notes will not have any direct or indirect rights to any commodity contracts or interests in the constituent sub-indices. Furthermore, the Commodity-IGAR synthetic portfolio is subject to monthly rebalancing and the assessment of a monthly index calculation fee that will reduce its value relative to the value of the constituent sub-indices.
  SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED OPTIONS FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE COMMODITY-IGAR, AND THEREFORE THE VALUE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in options futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Commodity-IGAR and, therefore, the value of your notes.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return	TS-4

  HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE CONSTITUENT SUB-INDICES OF THE COMMODITY-IGAR RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE COMMODITY-IGAR AND THE VALUE OF THE NOTES — The constituent sub-indices of the Commodity-IGAR are composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the constituent sub-indices of the Commodity-IGAR approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a positive “roll yield.” While many of the contracts included in the constituent sub-indices of the Commodity-IGAR have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times and there can be no assurance that backwardation will exist at times that are advantageous, with respect to your interests as a holder of the notes, to the valuation of the Commodity-IGAR. The presence of contango in the commodity markets, (i.e., where the prices for the relevant futures contract are higher in the distant delivery months than in nearby delivery months) could result in negative “roll yields,” which could adversely affect the value of the Commodity-IGAR and thus the value of notes linked to the Commodity-IGAR.
  THE COMMODITY-IGAR HAS A LIMITED OPERATING HISTORY — The Commodity-IGAR was established on September 15, 2006, and therefore has limited historical performance. Back-testing or similar analysis in respect of the Commodity-IGAR must be considered illustrative only and may be based on estimates or assumptions not used by the calculation agent when determining the Commodity-IGAR values.
  THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX — The notes are linked to an excess return index and not a total return index. The Underlying is an excess return index intended to track the performance of a synthetic portfolio of commodity excess return sub-indices. An excess return index, such as the Underlying, reflects the returns that are potentially available through an unleveraged investment in the contracts comprising such index. By contrast, a total return index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  THE REPORTED LEVEL OF THE COMMODITY-IGAR WILL INCLUDE THE DEDUCTION OF A HYPOTHETICAL INDEX CALCULATION AGENT FEE — One way in which the Commodity-IGAR differs from a typical index is that its daily reported level includes a deduction from the aggregate values of its constituents of a hypothetical index calculation agent fee assessed at an annual rate of 0.96%. This hypothetical fee is deducted daily and calculated based on an actual/360 accrual basis. As a result of the deduction of this amount, the value of the Commodity-IGAR will trail the value of a hypothetical identically constituted synthetic portfolio from which no such amount is deducted.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as COMIGAR Calculation Agent – the entity that calculates the Commodity-IGAR values – and acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the COMIGAR Calculation Agent, the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES — In addition to the Underlying closing value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the volatility in the Underlying and the constituent sub-indices;
    the time to maturity of such notes;
    the market price of the physical commodities upon which the futures contracts that compose the constituent sub-indices are based;
    interest and yield rates in the market generally;
    economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the constituent sub-indices or markets generally and which may affect the value of the commodity futures contracts, and thus the closing levels of the constituent sub-indices; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.
  THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE PRICING — This term sheet has not been reviewed by our special tax counsel, Davis Polk & Wardwell LLP, and the pricing of the offering of the notes is subject to delivery by them of an opinion regarding the tax treatment of the notes as described under “Selected Purchase Considerations — Capital Gains Tax Treatment” above. If our special tax counsel does not deliver this opinion prior to pricing, the offering of the notes will be terminated.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return	TS-5

Hypothetical Back-tested Data and Historical Information

The following graph sets forth the hypothetical back-tested performance of the Underlying based on the hypothetical back-tested weekly Underlying closing values from January 2, 2004 through September 8, 2006, and the historical performance of the Underlying based on the weekly Underlying closing values from September 15, 2006 through July 7, 2009. The Underlying closing value on July 7, 2009 was 111.6126. We obtained the Underlying closing values below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The hypothetical back-tested and historical values of the Underlying should not be taken as an indication of future performance, and no assurance can be given as to the Underlying closing value on July 16, 2009 or on the Observation Date. We cannot give you assurance that the performance of the Underlying will result in the return of any of your initial investment. The data for the hypothetical back-tested performance of the Commodity-IGAR set forth in the following graph was calculated on materially the same basis on which the performance of the Commodity-IGAR is now calculated, but the number of S&P GSCI™ sub-indices, and thus the universe of potential constituent sub-indices, has changed over time. For example, in January 1991, there were only 17 S&P GSCI™ sub-indices. There are currently 24 sub-indices. Hypothetical daily performance data for the Commodity-IGAR is net of index calculation costs of 0.96% per annum.

The hypothetical historical values above have not been verified by an independent third party. The back-tested, hypothetical historical results above have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight.

Alternative modeling techniques or assumptions would produce different hypothetical historical information that might prove to be more appropriate and that might differ significantly from the hypothetical historical information set forth above. Hypothetical back-tested results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis implied in the hypothetical historical information that forms part of the information contained in the chart above.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the eleventh business day following the expected pricing date of the notes (this settlement cycle being referred to as T+11). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the seven succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.

JPMorgan Structured Investments — Return Notes Linked to the JPMorgan Commodity Investable Global Asset Rotator Excess Return	TS-6